

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2013

<u>Via E-mail</u>
Richard M. Adams
Chairman of the Board & Chief Executive Officer
United Bankshares, Inc.
P.O. Box 393
500 Virginia Street, East
Charleston, West Virginia 25301

> **Re:** **United Bankshares, Inc.**
> **Registration Statement on Form S-4**
> **Filed May 29, 2013**
> **File No. 333-188919**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 002-86947**

Dear Mr. Adams:

We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No.1 to the Registration Statement on Form S-4</u>

<u>General</u>

1. Please add a section addressing the recent developments regarding United Bankshares, Inc. and Virginia Commerce Bancorp, Inc.'s results of operations for the three and six months ended June 30, 2013 or update the financial statements, if available. Also, expand the list of documents incorporated by reference on page 143 to include the Form 8-Ks dated and filed July 25, 2013 and July 24, 2013 for United Bankshares, Inc. and Virginia Commerce Bancorp, Inc., respectively.

The Merger

2. The staff maintains its position that the loan portfolio evaluation by the independent loan review firm is materially related to the transaction. See Meyers Parking System, Inc. (Release No. 34-26069, September 21, 1988). Please provide the information required by Item 1015(b) of Regulation M-A with regard to this report, as previously requested.

United Bankshares' Form 10-K for the Fiscal Year Ended December 31, 2012

Financial Statements

3. We acknowledge your response to prior comment 14. Due to the materiality of the unrealized losses on your trust preferred collateralized debt obligations at December 31, 2012 please tell us the following for each one of the 17 securities rated below investment grade and for which you previously recognized an other-than-temporary impairment:

- Class
- Amortized cost
- Fair value
- Unrealized gain or loss
- Lowest credit ratings
- Number of issuers currently performing
- Actual defaults as a percent of original collateral
- Actual deferrals as a percent of original collateral
- Projected recovery rates on current deferrals
- Projected prepayment rates
- Expected defaults percentage as a percent of remaining performing collateral
- Lifetime additional projected loss from performing collateral
- Excess subordination as a percent of current collateral
- Credit related other-than-temporary impairment

We may have further comments upon receipt and review of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case

as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christina Harley at (202) 551-3695 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3698 with any other questions.

Sincerely,

/s/Mark S. Webb

Mark S. Webb
Legal Branch Chief

cc.   Via E-mail
       Sandra Murphy
       Bowles Rice LLP